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March 30, 2017

VIA EDGAR AND ELECTRONIC MAIL

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Citi Trends, Inc. (the “Company”) Preliminary Proxy Statement filed on Schedule 14A PRRN14A filing made on March 21, 2017 by Macellum Advisors GP, LLC et al. File No. 000-51315 (the “Proxy Statement”)

Dear Mr. Orlic:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 23, 2017 (the “Comment Letter”) with regard to the above-referenced matter. We have reviewed the Comment Letter with our client, Macellum Advisors GP, LLC and its affiliates (collectively, “Macellum”), and the other participants in its solicitation and provide the following response on their behalf. For ease of reference, the comments in the Comment Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

General
1.	Please revise to specify which three individuals are the Macellum nominees and the class to which each nominee will be designated. On the latter point, please revise your disclosure on page 22 to reflect, if true, that the Class II nominee receiving the highest number of affirmative votes will be elected as the Class II director and the two Class III nominees receiving the highest number of affirmative votes will be elected as the Class III directors.

Macellum acknowledges the Staff’s comment and the Proxy Statement has otherwise been revised in response to the Staff’s comment.

With respect to the latter point, Macellum acknowledges the Staff’s comment and has revised page 24 of the Proxy Statement accordingly.

2.	Please provide support for the following statements:
•	“We have substantial experience … assisting [consumer and retail companies] in improving their long-term financial and stock price performance.”

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 30, 2017

•	Macellum has engaged in proxy contests that have “effectuate[d] meaningful change”

Macellum acknowledges the Staff’s comment and provides the Staff with the following supplemental support for these statements:

Macellum has historically invested in a number of consumer and retail companies, including The Children’s Place, Christopher & Banks Corporation, Perry Ellis, Collective Brands, GIII Apparel Group, Hot Topic, and Warnaco, among others. At many of these companies, Macellum has worked behind the scenes with management to effect governance and operational changes that have resulted in improved long-term financial and stock price performance. For example, Macellum began regular discussions with Perry Ellis in October/November 2014 to improve its governance and operational performance. After a few months of constructive engagement and the engagement of other stockholders, Perry Ellis announced the following reforms in February 2015, among others: a majority voting requirement for uncontested director elections, greater review of related party transactions and adoption of a stock ownership policy for the CEO/COO and outside directors.

When necessary, Macellum has run successful proxy contests at The Children’s Place and Christopher & Banks Corporation to help drive meaningful change in governance and operating performance. From Macellum’s initial involvement at The Children’s Place in March 2015, the company experienced a 78% increase in earnings per share and a 104% increase in its stock price. At Christopher & Banks Corporation, Macellum was able to broker a settlement with the company in June 2016, which included the hiring back of the company’s prior successful CEO and the reconstitution of the Board, which Macellum believes has put the company on a path to improved long-term financial performance.

In addition, Mr. Duskin, the Chief Executive Officer of Macellum Capital, previously served on the board of directors of The Wet Seal, Inc. following the infusion of significant capital from Mr. Duskin’s prior investment fund, Prentice Capital Management LP. Following this investment in November 2004, the stock went from less than $2 to almost $7 by December 2006.

Background to the Solicitation, page 5

3.	With respect to disclosure regarding the meeting on March 8, 2017, please provide support for the assertion that the Company indicated that it would not commit to appointing any new directors to the Board. Please also clarify whether Mr. Duskin insisted that he be on the Board.

Macellum acknowledges the Staff’s comment and is providing on a supplemental basis a draft of the settlement agreement sent by the Company to Macellum on March 8, 2017, which demonstrates that the Company would not commit to the appoint of new directors. Instead, it would only consider the appointment of new directors.

The Proxy Statement has been revised to clarify that Mr. Duskin did not insist he be appointed to the Board, but requested to be appointed to the Board as a direct stockholder representative.

March 30, 2017

We Are Concerned with the Company’s Poor Corporate Governance, page 12

4.	We note the statement that “independent directors … are only expected to attain stock ownership with a fair market value equal to 2x the annual base cash retainer paid to directors.” The Company’s most recent Form 10-K appears to indicate that the current standard is 3x that amount. Please revise, or advise otherwise.

Macellum acknowledges the Staff’s comment and has revised page 12 of the Proxy Statement accordingly. Macellum notes that in the Company’s proxy statement filed by the Company in 2015, the Company’s stock ownership guidelines were only at 2x the annual base cash retainer paid to directors. As disclosed in the Company’s proxy statement relating to this year’s Annual Meeting (page 16), the Company recently amended its Stock Ownership Guidelines in March 2017 to require that directors attain stock ownership with a fair market value equal to at least 3x the annual base cash retainer paid to directors.

We Are Concerned with the Lack of Relevant Skill-Set on the Board, page 12

5.	Disclosure states that Mr. Anderson’s “professional experience is only informed by his 15 years at the Company.” The biography of Mr. Anderson appears to contradict this. Please revise, or advise otherwise.

Macellum acknowledges the Staff’s comment and has revised page 13 of the Proxy Statement accordingly.

Incorporation by Reference, page 25

6.	Please specify the “other things,” information about which will be provided in accordance with Rule 14a-5(c) of Regulation 14A.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  Please see page 27 of the Proxy Statement.

Form of Proxy

7.	Please specify the other participants on whose behalf the solicitation is made.

Macellum acknowledges the Staff’s comment and has revised the Form of Proxy accordingly.

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March 30, 2017

The Staff is invited to contact the undersigned with any additional comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Elizabeth Gonzalez-Sussman

Elizabeth Gonzalez-Sussman

cc:	Jonathan Duskin Macellum Advisors GP, LLC